UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Target Corporation

(Exact name of registrant as specified in its charter)

Minnesota	1-6049	41-0215170
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 Nicollet Mall, Minneapolis, Minnesota 55403

(Address of principal executive offices, including zip code)

Irene Quarshie

Vice President, Target Sourcing Services Quality and Compliance

(612) 304-6073

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

A Conflict Minerals Report is provided for 2016 as an Exhibit to this Form SD and is available at https://corporate.target.com/corporate-responsibility/responsible-sourcing/social-compliance/labor-and-human-rights under the heading “Conflict Minerals Policy.” The information contained on Target’s website is not incorporated by reference into this Form SD or its Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02.  Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01.  Exhibits

Exhibit 1.01.                           Conflict Minerals Report for the calendar year ended December 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TARGET CORPORATION

Date: May 31, 2017
/s/ Mark J. Tritton
Mark J. Tritton
Executive Vice President and Chief Merchandising Officer

EXHIBIT INDEX

Exhibit	Description	Method of Filing

1.01	Conflict Minerals Report for the calendar year ended December 31, 2016.	Filed Electronically